UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: AGM 2024 Calling and Agenda	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of TELEFÓNICA, S.A. at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 12, 2024 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby called on April 11, 2024 at the same place and time. This corporate event may also be attended remotely upon the terms set forth in the calling.
To this end, the following documents are hereby enclosed to this report:
-Full text of the calling.
-Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.
The calling, the proposals and the additional information related to the Annual General Shareholders’ Meeting detailed in the official calling, are available to shareholders on the Company’s website, www.telefonica.com.

Madrid, March 8, 2024.

TELEFÓNICA, S.A.
Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A. (hereinafter “Telefónica, S.A.” or the “Company”), the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 12, 2024 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for April 11, 2024 at the same place and time. This corporate event may also be attended remotely upon the terms set forth in this announcement.
To ensure the event is managed sustainably, shareholders and their proxy representatives are advised to participate in the General Meeting remotely (by granting their proxy or casting their vote prior to the holding of the Meeting, or by attending the Meeting remotely). Likewise, it has been decided that the Company will not deliver commemorative gifts to attendees the day of the General Shareholders’ Meeting.
The matters to be discussed and voted upon at this Ordinary General Shareholders’ Meeting are those contained in the following
AGENDA
I.Individual and Consolidated Annual Accounts, Consolidated Non-Financial Information and Management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
I.1Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2023.
I.2Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2023 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
I.3Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
II.Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2023.
III.Re-election of the Statutory Auditor for fiscal year 2024.
IV.Re-election, ratification and appointment of Directors, if applicable.
I.1Re-election of Mr. Isidro Fainé Casas as a Proprietary Director.

I.2Re-election of Mr. José Javier Echenique Landiríbar as an Independent Director.
I.3Re-election of Mr. Peter Löscher as an Independent Director.
I.4Re-election of Ms. Verónica María Pascual Boé as an Independent Director.
I.5Re-election of Ms. Claudia Sender Ramírez as an Independent Director.
I.6Ratification and appointment of Ms. Solange Sobral Targa as an Independent Director.
I.7Ratification and appointment of Mr. Alejandro Reynal Ample as an Independent Director.
V.Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital.
VI.Shareholder compensation. Distribution of dividends from unrestricted reserves.
VII.Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group.
VIII.Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
IX.Consultative vote on the 2023 Annual Report on Directors Remuneration.
After the presentation of the items included on the Agenda, there will also be a report on the amendments to the Regulations of the Board of Directors of the Company approved since the last General Shareholders’ Meeting, pursuant to Section 528 of the Companies Act.
SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING
Shareholders representing at least three percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items on the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposed resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Secretary of the Board of Directors) within five days of the publication of this announcement of call to meeting. In addition, and as provided in Section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following the publication of this announcement of call to meeting, submit well-founded proposed resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION
In connection with items I, II, IV, V and IX of the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:
-Individual and Consolidated Annual Accounts of Telefónica, S.A. and the Proposed Allocation of Profits/Losses, all for fiscal year 2023.
-Individual and Consolidated Management Reports of Telefónica, S.A. for fiscal year 2023.
-Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2023, which forms a part of the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
-Audit Reports on the Individual and Consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2023.
-Report of the Board of Directors on the proposed re-elections and ratifications and appointments of Directors referred to in item IV of the Agenda, which includes the full text of the proposals, the curricula vitae of the candidates for re-election or ratification and appointment, their category, as well as the Report of the Nominating, Compensation and Corporate Governance Committee in relation to such proposals.
-Report of the Board of Directors on the proposed reduction of share capital through the cancellation of own shares referred to in item V of the Agenda, which includes the full text of the proposal.
-Annual Report on the Remuneration of Directors of Telefónica, S.A., which is submitted to a consultative vote under item IX of the Agenda.
Shareholders who wish to obtain a copy of any or all of the documents mentioned above are advised to send their request by e-mail to accionistas@telefonica.com.
Pursuant to Sections 197 and 520 of the Companies Act (Ley de Sociedades de Capital), the shareholders may, until the fifth day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s corporate website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Shareholder Office (Oficina del Accionista)), or by sending an e-mail to accionistas@telefonica.com, request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) since March 31, 2023, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the Statutory Auditor’s reports mentioned above.

Regardless of the right to receive information referred to above, following the date of publication of the announcement of the call to meeting, the following documents and information, among others, will be available on the Company’s corporate website (www.telefonica.com):
-This announcement of the call to meeting.
-The total number of shares and voting rights on the date of the call to meeting.
-The Individual Annual Accounts, the Management Report and the Statutory Auditor’s Report for fiscal year 2023, as well as the Consolidated Annual Accounts, the Management Report of the Group (which includes the Statement of Non-Financial Information of the Group) and the Statutory Auditor’s Report for such fiscal year.
-The full text of the resolutions proposed regarding each of the items on the Agenda, as well as in relation to items IV and V, the corresponding Reports of the Board of Directors and, in relation to item IV, the Report of the Nominating, Compensation and Corporate Governance Committee.
-The form of proxy-granting or distance voting card.
-The Annual Report on the Remuneration of Directors of Telefónica, S.A. for fiscal year 2023.
-The Annual Corporate Governance Report for fiscal year 2023.
-The current text of the By-Laws.
-The current text of the Regulations for the General Shareholders’ Meeting.
-The current text of the Regulations of the Board of Directors.
-The Auditor independence Report.
-The Reports on the operation of the Audit and Control Committee and of the Nominating, Compensation and Corporate Governance Committee.
-The Audit and Control Committee Report on related-party transactions.
RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY
The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry register five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by the Company or by any of the depositaries participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR), or by any other means allowed under applicable law.
Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote. Unless expressly stated otherwise by the shareholder granting the proxy, it shall be understood that the proxy-holder is specifically instructed to vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and against the resolution in question in relation to any matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders' Meeting.
If the proxy-granting document does not set forth a specific person to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chair of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, that are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.
Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend or come together with other shareholders that are in the same situation, such that they reach the required number of shares, and grant a written proxy to one of such shareholders.
The Company will enable appropriate means to facilitate the access to the venue of the General Meeting to attendees with reduced mobility. There will also be a sign language interpreter to facilitate the monitoring of the proceedings at the General Meeting by persons with hearing impairment.
REMOTE ATTENDANCE AT THE GENERAL MEETING
Furthermore, pursuant to Articles 21 of the By-Laws and 18 of the Regulations for the General Shareholders’ Meeting, the Board of Directors has resolved that the Meeting can also be attended using electronic means that allow for a real-time connection with the venue where the Meeting is being held (“Remote Attendance”).
The shareholders of the Company that wish to attend remotely the Meeting will have to access the “Participation Platform” (Plataforma de Participación) online app enabled in the “General Shareholders Meeting 2024/Participation Platform” (Junta General 2024/Plataforma de Participación) site available on the Company’s corporate website (www.telefonica.com) (the “Website”). Remote Attendance through the Participation Platform will be available from any device with access to the internet (including mobile phones and tablets).
Remote Attendance at the Meeting shall be subject to the following basic rules, and to the extent not expressly provided for, to the provisions set forth on the Company’s corporate website, to the provisions of law, to the By-Laws and to the Regulations for the General Shareholders’ Meeting:
a)    Prior registration
Shareholders (or their proxy-holders) must have registered previously into the Participation Platform to be able to attend the Meeting remotely. For that purpose, they must, between 0:00 hours on April 6, 2024 and midnight (24:00 hours) on April 10, 2024, provide evidence of their identity in the Participation Platform for such purpose by means of: (i) an Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Law 6/2020, of November 11, regulating certain aspects of electronic trust services, issued by the Spanish Public Certification Body (CERES), a division of the Spanish Royal Mint (Fábrica Nacional de Moneda y Timbre), or (iii) filling out the authentication form available on the Participation Platform, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and, if appropriate, a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing them to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of remote attendance at the General Shareholders’ Meeting.
b)    Connection and attendance
Pursuant to the provisions of the Regulations for the General Shareholders’ Meeting, and in order to ensure proper management of the remote attendance systems, shareholders (or their proxy-holders) wishing to attend the Meeting and vote by remote means of communication must access the “Remote Attendance” online app included into the Participation Platform by identifying themselves with their identification document number and the password chosen during the prior registration process referred to in section a) above and must connect between 8:00 a.m. and 10:00 a.m. on the day the meeting is held. No access by attendees will be allowed outside of this time period.
If applicable, on April 11, 2024, after verifying the lack of a sufficient quorum to hold the General Meeting, the Company shall publish this circumstance on the Website, confirming that the Meeting will ultimately be held on second call. In this case, attendees who have accessed the “Remote Attendance” online app included into the Participation Platform on first call must access again on April 12, 2024, between 8:00 a.m. and 10:00 a.m., as explained in the preceding paragraph.
If the person attending remotely has been granted proxies, and provided that they were received by the Company within the periods established for such purpose, the “Remote Attendance” online app included into the Participation Platform will present them to such person for acceptance. For this purpose, as indicated in the preceding sections, shareholders wishing to be represented at the General Shareholders’ Meeting by another person who is going to attend remotely must have previously informed the Company of such proxy representation by electronic means (via the Website, by telephone (900 111 004) or by e-mail to accionistas@telefonica.com) or by postal correspondence (by sending it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid)).
The presiding committee of the General Shareholders’ Meeting, and the Notary, if any, shall have direct access to the Participation Platform, so that they are directly and immediately aware of communications made by shareholders attending remotely and the statements they make.
Shareholders (or their proxy-holders) who have accessed the “Remote Attendance” online app included into the Participation Platform to attend remotely and who wish to leave the General Shareholders’ Meeting by stating it for the record before the Notary may do so by following the procedure provided for this purpose in the software application. Once they have communicated their express desire to leave the meeting, all of their subsequent actions will be deemed to have not occurred.

For those persons who attend the Meeting remotely, the “Remote Attendance” online app included into the Participation Platform will be shut down at the end of the General Meeting or, if applicable, if it is verified that there is not a sufficient quorum to hold the meeting.
c)    Presentations
Shareholders (or their proxy-holders) who, in the exercise of their rights, intend to make presentations at the Meeting or, if applicable, request information or clarifications regarding the items on the Agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the Spanish National Securities Market Commission since the holding of the last General Shareholders’ Meeting or regarding the statutory auditor’s report, or to make proposals in those cases allowed by law, shall state their intention to do so at the time they access the “Remote Attendance” online app included into the Participation Platform as set forth in section b) above. After said statement and until the Chair declares the valid establishment of the Meeting, remote attendees may submit and send their presentation, question or proposal in writing exclusively through the presentation form made available for this purpose. A remote attendee who wants their presentation to appear in the minutes of the Meeting must so expressly state in the text of such presentation.
If the General Meeting is held on second call, remote attendees who have connected to the meeting on first call and who have submitted presentations and proposed resolutions or requests for information or clarifications must send them again, as stated above, on the day that the meeting is held; otherwise they shall be deemed to have not been submitted.
Pursuant to the provisions of Section 182 of the Companies Act, requests for information or clarification submitted by remote attendees may be answered verbally during the General Shareholders’ Meeting or in writing within seven days after the Meeting is held.
d)    Voting
Votes on the proposals regarding items included on the Agenda may be cast as from the time that the Chair declares the valid establishment of the Meeting, and provided that the attendee has accessed the “Remote Attendance” online app included into the Participation Platform in accordance with the procedure set forth in b) above.
As to proposed resolutions on those matters that by law are not required to appear on the Agenda, remote attendees may cast their votes as from the time stated by the Chair, once the proposal has been submitted and read aloud.
In any event, the process of remote voting regarding all of the proposals submitted at the Meeting will end when the vote on the proposed resolutions commences at the venue where the meeting is held after the Secretary of the Meeting has read aloud the summaries of the proposed resolutions.
The procedure set forth in the By-Laws and in the Regulations for the General Shareholders’ Meeting shall apply to voting on proposed resolutions.
e)    Other matters

Legal entities and non-residents of Spain must ask the Shareholder Office (accionistas@telefonica.com) to adjust, with appropriate guarantees, the mechanisms for attending the Meeting through remote means of communication in real time.
In cases of co-owners of a deposit of securities, the first of them to register (whether physically or remotely) shall be deemed an attendee, and therefore any subsequent access by the other co-owners shall be rejected. In this regard, and for purposes of Section 126 of the Companies Act, it is presumed that the co-owner who first registers (physically or remotely) has been designated by the other co-owners to exercise the shareholder rights.
It is the sole responsibility of the shareholder (or their proxy-holder) to maintain custody of the means of identification required for accessing and using the remote attendance service. A legal entity must give notice of any change in or revocation of the powers held by its representative, and the Company therefore declines any responsibility until such notice is given.

PROXY-GRANTING AND VOTING BY REMOTE MEANS OF COMMUNICATION PRIOR TO THE MEETING
Pursuant to Articles 20 and 25 of the By-Laws and 13 and 22 of the Regulations for the General Shareholders’ Meeting and to the resolution adopted by the Board of Directors as permitted by the aforementioned provisions, the exercise of proxy representation and voting rights prior to the General Meeting by remote means of communication shall be governed by the following provisions:
1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means through the Participation Platform.
Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the General Shareholders’ Meeting must access the “Proxy-granting / voting prior to the GSM by electronic means” online app included into the “Participation Platform” (Plataforma de Participación) enabled in the “General Shareholders Meeting 2024 / Participation Platform” (Junta General 2024/Plataforma de Participación) site available on the Company’s corporate website (www.telefonica.com) and follow the instructions to grant a proxy or to exercise their right to vote prior to the General Shareholders’ Meeting that are specified therein.
To such end, shareholders must provide evidence of their identity in the “Proxy-granting / voting prior to the GSM by electronic means” online app included into the Participation Platform by means of: (i) the Electronic National Identity Document, (ii) a recognized, valid and current electronic user certificate, as provided in Law 6/2020, of November 11, regulating certain aspects of electronic trust services, issued by the Spanish Public Certification Body (CERES), a division of the Spanish Royal Mint (Fábrica Nacional de Moneda y Timbre), or (iii) filling out the authentication form available on the Participation Platform, which form requires identification with their National Identity Document, Alien Registration Card (Tarjeta de Identidad de Extranjero) or passport and a statement of the number of shares owned (including co-owned shares). In this latter case, provided that there are no technical obstacles, the Company will perform a real-time verification of the data provided by the shareholder, comparing them to the information available thereto. The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the proxy-granting and the vote.
Furthermore, shareholders who are natural persons may also grant their proxy or cast their vote prior to the holding of the General Shareholders’ Meeting by calling the telephone number of the Shareholder Office 900 111 004.
Shareholders who are natural persons and who choose to grant their proxy or cast their vote by telephone must identify themselves by stating the number of their National Identity Document, Alien Registration Card or passport and the number of shares they own (including co-owned shares), which the Company will verify in real time if there are no technical obstacles, comparing the information provided by the shareholders to the information available thereto.
For all purposes, including with respect to the rules of priority among proxies, distance voting prior to the General Meeting and attendance, and the deadlines to grant a proxy or cast a distance vote, proxies granted and votes cast by telephone shall be deemed proxies and distance votes sent by electronic means, pursuant to the provisions of Article 20.4 of the By-Laws.

If deemed appropriate to mitigate the risk of identity theft, the Company may send a written notice by postal correspondence to the address appearing in the records of IBERCLEAR or of the Company advising of the remote participation of those shareholders granting their proxy or casting a distance vote using any of the alternatives described above.
2.- Proxy-granting or voting prior to the General Shareholders’ Meeting by postal or electronic correspondence.
Shareholders wishing to grant a proxy or to cast their vote by postal correspondence may complete and sign the proxy-granting or distance voting card prepared by the Company and send it to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.
A shareholder may also grant a proxy or vote through cards issued by depositaries. In this case, the shareholder must complete the sections relating to proxy-granting or distance voting, if any, on the card issued by the depositary, and send it by postal correspondence to the Company, to the attention of the Shareholder Office (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid). The proxy-granting or distance voting card may also be sent to the Company by e-mail to accionistas@telefonica.com.
Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers evidencing the authority of the individual signing the proxy-granting or distance voting card in the name of the legal entity.
If a proxy is granted to a person other than one of the members of the Board of Directors, the proxy-holder who intends to attend the meeting in person must deliver a copy of the proxy-granting card at the entry doors on the day of the General Shareholders’ Meeting.
If the shareholder wishes to revoke the proxy granted, he/she should contact the Company at the Shareholder Office (phone no.: 900 111 004 / e-mail: accionistas@telefonica.com), before 24:00 hours (midnight) on April 10, 2024.
Shareholders may obtain the Company’s proxy-granting or distance voting card by downloading and printing it from the Website, by retrieving it from the registered office of the Company, or by requesting the Shareholder Office (phone no.: 900 111 004 / e-mail: accionistas@telefonica.com) to send it without charge.

3.- Provisions common to the exercise of proxy-granting or voting rights by remote means of communication.
a)    Deadline for receipt by the Company and verification of shareholder status.
In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by remote means of communication (whether by electronic means or by postal correspondence) must be received by the Company before midnight on April 10, 2024.
The proxy or distance vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by remote means of communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.
In the event of co-ownership of shares, the person granting the proxy or casting the vote from a distance shall be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.
b)    Rules of priority between proxy-granting and voting by remote means of communication and attendance at the General Shareholders’ Meeting.
Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by remote means of communication (whether by electronic means or by postal correspondence) shall render null and void the proxy granted or the vote cast.
In the event that a shareholder grants several proxies and/or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted the proxy or cast the vote is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy-granting. If the shareholder casts several votes in different directions, by electronic or postal means, the vote cast last shall prevail.
c)    Other matters.
Both proxies granted and votes cast by remote means of communication shall be rendered null and void by the disposal of the shares of which the Company becomes aware.
Suspension of electronic systems / Interconnection failures
For both the grant of proxies and the casting of votes through remote means of communication and remote attendance at the Meeting, the Company reserves the right to modify, suspend, cancel or limit the mechanisms for electronic voting or proxy-granting and/or remote attendance whenever technical or security reasons make it advisable or so require. If any of such instances occurs, it will be announced on the Website. All of the foregoing is without prejudice to the validity of the proxies already granted, the votes already cast or to shareholders’ attendance and proxy rights.
The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of the mechanisms for electronic proxy-granting or voting and/or remote attendance. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights. without prejudice to the adoption of the measures required by each situation, including a temporary suspension or prolongation of the Meeting if required to guarantee the full exercise of rights by the shareholders or their proxy-holders.
ELECTRONIC SHAREHOLDERS’ FORUM
Pursuant to the provisions of Section 539.2 of the Companies Act, on the occasion of the call to meeting and until the General Shareholders’ Meeting is held, Telefónica, S.A. has enabled an Electronic Shareholders’ Forum on the Company’s corporate website (www.telefonica.com), which shall be accessible, with appropriate safeguards, by both individual shareholders and any shareholder associations they may create (the “Forum”).
Proposed resolutions sought to be submitted as a supplement to the agenda announced in the call to the General Shareholders’ Meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by law, and proxy offers or solicitations.
The Forum is not a mechanism for online electronic conversation between the shareholders of Telefónica, S.A. and the voluntary associations they may create or a forum for electronic debate. The Forum is also not a channel for communication between Telefónica, S.A. and its shareholders and the associations they may create. The Forum is provided for the sole purpose of facilitating communications between Telefónica, S.A. shareholders and the voluntary associations they may create, on the occasion of the call to meeting and until the day the General Shareholders’ Meeting is held.
Instructions for access to and use of the Forum may be found in the “2024 General Shareholders’ Meeting/Electronic Shareholders’ Forum” section on the Company’s corporate website (www.telefonica.com).
PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the participation of a Notary Public to draw up the minutes of the General Shareholders’ Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.
PERSONAL DATA PROTECTION
Data controller: Telefónica, S.A. (with Tax ID (CIF) A28015865 and a contact address for these purposes at Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2 - Oficina del Accionista, 28050 Madrid, or at accionistas@telefonica.com) is the controller of the personal data (among other, data regarding identification, contact, electronic signature, login credentials, shareholder or proxy-holder status and, if applicable, image and/or voice and connection IP address in the event of remote attendance) collected or generated for purposes of the General Shareholders’ Meeting pursuant to this announcement, either directly from the shareholders and proxy-holders or from the entities with which they have deposited their shares.

Purposes of processing and bases for legitimate use: such personal data shall be processed in accordance with the General Data Protection Regulation and other applicable legal provisions, and for the following purposes: (i) to manage the exercise and control of shareholder rights (including verification of the identity and status of the shareholder or proxy-holder, management of registration for and access to the remote attendance platform, and recording of the call in the case of exercise of voting rights by telephone), (ii) to send information relating to the shareholder’s investment, (iii) to manage the call to and holding of the General Shareholders’ Meeting, and (iv) to allow for transparency and the public dissemination of the General Shareholders’ Meeting on the website of Telefónica, S.A., on the main social media networks and/or on other internet platforms used for this purpose by Telefónica, S.A., as well as by the accredited media.
The processing of the personal data for the aforementioned purposes (i), (ii) and (iii) is carried out based on performance of the relationship between the shareholder and Telefónica, S.A. whereas the processing for purpose (iv) is carried out on the basis of Telefónica, S.A.’s legitimate interest in recording and disseminating the General Shareholders’ Meeting in accordance with the rules and principles of transparency that apply thereto. In compliance with Organic Law 1/1982, of May 5, on protection of the right to honor, personal and family privacy, and one’s own image, by attending the General Shareholders’ Meeting (whether in person or remotely), attendees authorize the taking of photographs, the audiovisual recording of image and/or voice, as well as the reproduction and/or publication and dissemination thereof upon the terms set forth above. Attendees may exercise their right of opposition regarding the processing of personal data arising from the recording of their image at any time, using the means specified in this clause. In this regard, Telefónica, S.A. advises that it will make available a space within the General Shareholders’ Meeting that is free of any recording or image capture, and where the data subjects in attendance who ask to not be recorded or have their images captured will be located.
In addition to the foregoing, the personal data shall be processed to comply with any legal obligations to which Telefónica, S.A. is subject as data controller, the basis for legitimate use being compliance with legal obligations (e.g., money-laundering prevention regulations, statute of limitations on legal actions, etc.).
Recipients of the personal data: such personal data regarding identification of the attendees and, in particular, their status as shareholders or proxy-holders, as applicable, shall be provided to the Notary, solely in relation to the preparation of the notarial minutes of the General Shareholders’ Meeting. The data processed by Telefónica, S.A. may also be provided to third parties in compliance with a legal obligation or requirement, as would be the case of a transfer to third parties duly entitled to exercise the right to receive information contemplated by applicable legal provisions. Moreover, attendees’ data might be accessible to the general public from any territory, including from outside the European Union, to the extent that the data subject makes a presentation or is recorded during the General Shareholders’ Meeting. In this latter case, Telefónica, S.A. will adopt the safeguards required under applicable legal provisions on data protection to guarantee a level of data protection equivalent to that in the European Union.
Security of the processing and storage limitation period: such personal data will be processed in accordance with the most stringent and robust security measures and technical means in order to avoid the loss or misuse thereof or unauthorized access thereto, it will shall be stored for the duration of the relationship between the shareholder and Telefónica, S.A., and for an additional 6 years thereafter or such longer period as corresponds to the limitation period for any applicable legal or contractual claims.

Exercise of data protection rights: the data subject may exercise the rights of access, rectification, objection, erasure, portability, restriction of processing, as well as the right to withdraw consent given, as applicable, by providing evidence of their identity in a letter or e-mail sent to the address mentioned above. In addition, it is hereby advised that Telefónica, S.A. has appointed a Data Protection Officer, who a data subject may contact through the e-mail address DPO_telefonicasa@telefonica.com to make any claim or request relating to the protection of their personal data for purposes of the General Shareholders’ Meeting. Finally, the data subject is hereby advised of their right to file a claim with the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es) if the data subject deems that the data protection rights thereof have been violated.
Personal data of third parties: if the shareholder includes personal data of other individuals in the documents sent, and if a third party attends the General Meeting as a representative of the shareholder, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper transfer of the personal data to Telefónica, S.A.
Other aspects: The shareholder shall be the only party liable for filling out the forms requested thereof in connection with false, inaccurate, incomplete or non-current data.
NOTE: Shareholders are informed that, in the event that, between this notice and the scheduled date for holding the Meeting, there are extraordinary circumstances—beyond the Company's control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders nor their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance at the General Meeting” section of this call notice.
The Company, in this case, will inform shareholders, through the Company's corporate website (www.telefonica.com) as well as through any additional means of communication that the Company deems necessary, as soon as it was reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.
Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.telefonica.com).
FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDER OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY OR BY SENDING AN E-MAIL TO accionistas@telefonica.com.

Madrid, March 8, 2024
Secretary of the Board of Directors

2024 General Shareholders’ Meeting
of Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING
OF TELEFÓNICA S.A. - 2024 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS
TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING

April 11/12, 2024

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Individual and Consolidated Annual Accounts, Consolidated Non-Financial Information and Management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
I.1     Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2023.
To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2023, as finalized by the Board of Directors at its meeting of February 21, 2024.
In the Individual Annual Accounts, the Balance Sheet as of December 31, 2023 discloses total assets, total liabilities and shareholders’ equity in the amount of 65,000 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 2,153 million euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2023 discloses total assets, total liabilities, and shareholders’ equity in the amount of 104,324 million euros each, and the Income Statement as of the end of the fiscal year shows a negative result attributable to the shareholders of the controlling Company in the amount of 892 million euros.
I.2.    Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2023 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2023 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year, and, specifically, the information regarding climate change and the decarbonization targets included in section 2.2 of such report.
I.3    Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2023.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 2 of 18

Telefónica, S.A.
Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2023.
To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2023:
To allocate the profit obtained by Telefónica, S.A. in fiscal year 2023, in the amount of 2,152,963,887.92 euros, as follows:
91,095,635.32 euros to the Legal Reserve.

2,061,868,252.60 euros to Voluntary Reserves.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 3 of 18

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2024.
Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:
To re-elect PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as the Statutory Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2024.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 4 of 18

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable.
IV.1    To re-elect Mr. Isidro Fainé Casas as Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director.

IV.2    To re-elect Mr. José Javier Echenique Landiríbar as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.3    To re-elect Mr. Peter Löscher as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.4    To re-elect Ms. Verónica María Pascual Boé as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.5    To re-elect Ms. Claudia Sender Ramírez as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.6    To ratify the appointment by co-option of Ms. Solange Sobral Targa as a Director, as resolved by the Board of Directors at its meeting held on December 13, 2023, and to appoint her as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

IV.7    To ratify the appointment by co-option of Mr. Alejandro Reynal Ample as a Director, as resolved by the Board of Directors at its meeting held on December 13, 2023, and to appoint him as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director.

In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 5 of 18

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital.

A)    To reduce the share capital of Telefónica, S.A. (“Telefónica” or the “Company”) by the amount of 80,296,591 euros, by means of the cancellation of 80,296,591 own shares of the Company currently held as treasury stock (representing approximately 1.40% of the Company's current share capital).
The reduction in share capital will not entail a return of contributions to the shareholders, since the Company itself is the owner of the shares which, where appropriate, will be cancelled, and will be made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e., in the amount of 80,296,591 euros), which may only be used in compliance with the same requirements as those established for a reduction in share capital, by application of the provisions of Section 335 c) of the Companies Act (Ley de Sociedades de Capital).
Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction provided for in Section 334 of the Companies Act in connection with the approved reduction in share capital.
It is hereby stated for the record, in order to comply with the provisions of Section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.
The capital reduction must be implemented within one year from the adoption of this resolution.
B)    To authorize the Board of Directors so that, within a period of one year from the adoption of this resolution, it may determine those circumstances that have not been expressly established in this resolution or that are a result thereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full execution of the approved reduction in share capital, including, by way of example, publication of the legally required notices, submission of the appropriate applications and giving the appropriate notices to delist the cancelled shares from the Stock Exchange. The delegation includes the power to amend the text of Article 6 of the By-Laws relating to share capital.
The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers of attorney that may be granted to any person for specific acts of execution.
*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 6 of 18

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Shareholder compensation. Distribution of dividends from unrestricted reserves.
To approve the distribution of dividends in cash with a charge to unrestricted reserves, through the payment in 2024 of the fixed amount of 0.30 euros, payable in two tranches, to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution on the following payment dates.
-The first payment of 0.15 euros per share in cash will be carried out on June 20, 2024 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).
-The second payment of 0.15 euros per share in cash will be paid on December 19, 2024 through the entities participating in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR).

*    *    *

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 7 of 18

Telefónica, S.A.
Proposal regarding Item VII on the Agenda: Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group.
To approve a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. to Senior Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions:
1.Description of the Plan: the Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable compensation and based on the achievement of the objectives established for each of the cycles into which the Plan will be divided. The objectives will be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Remuneration Policy of the Directors of Telefónica, S.A. from time to time in effect.
2.Purpose: to encourage the commitment of the Executive Directors and of the Telefónica Group’s Senior Executives to the Company and its strategic plan, linking their compensation to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, in a manner that is aligned with best compensation practices, offering a competitive compensation package that contributes to retaining the Senior Executives holding key positions in the Group.
For purposes of the provisions of the Plan, the Telefónica Group will be understood as the group of companies of which the controlling company, within the meaning of Article 42 of the Commercial Code, is Telefónica, S.A.
3.Plan Participants: the Senior Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., who have met the requirements at any time established for this purpose and who are invited to participate in the Plan (hereinafter, the “Participants”), may participate in the Plan.
Currently, the group of potential Participants is composed of approximately 730 Senior Executives of the Telefónica Group, including the Executive Directors, without prejudice to the possibility of new potential Participants joining the Plan without amending the terms and conditions thereof if they meet the requirements established for this purpose at any given time due to promotion, joining the Telefónica Group or other reasons.
4.Duration of the Plan: The Plan will have a total duration of five years and will be divided into three separate cycles of three years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the beginning of each cycle). The first cycle will be deemed to have started on January 1, 2024 (with delivery of the corresponding shares in 2027, once the financial statements for fiscal year 2026 have been prepared and audited); the second cycle will start on January 1, 2025 (with delivery of the corresponding shares in 2028, once the financial statements for fiscal year 2027 have been prepared and audited); and the third cycle will start on January 1, 2026 (with delivery of the corresponding shares in 2029, once the financial statements for fiscal year 2028 have been prepared and audited).
5.Maximum number of shares of Telefónica, S.A. included in the Plan: the total maximum number of shares of Telefónica, S.A. that will be delivered to the

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 8 of 18

Telefónica, S.A.
Participants in implementation of the Plan at the end of each cycle will be the result of dividing the maximum amount allocated to such cycle by the weighted average share price of Telefónica, S.A. during the thirty trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”).
The total maximum amount allocated to the Plan is set at two hundred million euros (€200,000,000).
The maximum amount allocated to each of the Plan’s cycles will be determined each year by the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, but the aforementioned figure of two hundred million euros (€200,000,000) may not be exceeded for the three cycles of the Plan as a whole. Amounts committed but not actually used during each cycle (due to not meeting objectives, terminations, etc.) will be available for subsequent cycles.
In any case, the total number of shares to be delivered in implementation of the Plan to all Participants (including Executive Directors) at the end of each cycle may never exceed 0.45% of the share capital of Telefónica, S.A. at the beginning of the corresponding cycle.
In particular, in the event of maximum achievement of the objectives of the Plan, at the end of each of the three cycles the Executive Directors of Telefónica, S.A. would be entitled to receive a maximum number of shares whose value is equivalent, based on the Reference Value, to 250% of their Annual Fixed Compensation in effect during the first year of the corresponding cycle.
For the first cycle of the Plan, taking into consideration the weighted average share price of Telefónica, S.A. during the thirty (30) trading days prior to January 1, 2024 and the Annual Fixed Compensation of the Executive Directors in effect during 2024, the maximum number of shares in the event of maximum achievement of the Plan’s objectives is equal to one million two hundred and sixty-eight thousand (1,268,000) shares for the Executive Chairman Mr. José María Álvarez-Pallete López and one million fifty-five thousand (1,055,000) shares for the Chief Operating Officer Mr. Ángel Vilá Boix. In any case, the number of shares to be delivered will depend on the allocation approved by the Board of Directors and the level of achievement of the Plan’s objectives.
For each of the remaining cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, will determine the maximum amounts that will serve as the basis for establishing the maximum number of shares that may be delivered, based on the corresponding Reference Value, but for each of the two remaining cycles of the Plan, such maximum amount may not exceed 250% of the Annual Fixed Compensation of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan at the beginning of the corresponding cycle.
The number of shares actually delivered to each Executive Director at the end of each cycle, as well as the number of shares actually delivered to the other Senior Executives of the Telefónica Group, will be reported in accordance with applicable legal provisions.
6.Requirements and conditions for the delivery of shares: the specific number of shares of Telefónica, S.A. within the established maximum that will be delivered to the Participants at the end of each cycle will be subject to and determined

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 9 of 18

Telefónica, S.A.
based on the achievement of economic and financial objectives, the creation of value for the shareholder, as well as sustainability, environmental and good governance objectives. The objectives will be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Remuneration Policy of the Directors of Telefónica, S.A. from time to time in effect.
At the beginning of the corresponding cycle, each Participant will be assigned a maximum number of theoretical shares. The specific number of shares to be delivered will depend on the level of achievement of the objectives set for each cycle.
In the first cycle of the Plan, subject to the approval of this resolution by the shareholders and the adoption of the corresponding resolutions by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee, the number of shares to be delivered will depend (i) 50% on the achievement of the total shareholder return (hereinafter, as defined below, “TSR”) objective for the shares of Telefónica, S.A., (ii) 40% on the Telefónica Group’s generation of free cash flow (“FCF”), (iii) 5% on CO2 Emission Neutralization/Offsetting, in line with the Company's goal of achieving net zero emissions by 2040 and neutralizing scope 1+2 emissions by 2025 in its main markets and, as a new development, (iv) in order to reflect Telefónica’s gender equality ambitions, the presence of women in leadership positions (5%).
Total Shareholder Return (TSR)
TSR is considered a metric for determining the generation of value at the Telefónica Group in the medium and long term, by measuring the return on investment for shareholders, defined for these purposes as the return per share based on the cumulative change in the listing price of the shares of Telefónica, S.A. and the dividends and similar items received by the shareholders during the first cycle of the Plan.
To determine achievement of the TSR objective and to calculate the specific number of shares to be delivered for this item, the TSR performance of the shares of Telefónica, S.A. during the first cycle of the Plan will be measured in relation to the TSRs achieved by certain companies belonging to the telecommunications sector, weighted according to their size compared to Telefónica, S.A., which will constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan.
The companies included in the Comparison Group for the first cycle of the Plan for purposes of comparing the TSR performance of the shares of Telefónica, S.A. are listed below:

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 10 of 18

Telefónica, S.A.

Vodafone Group	America Movil	Deutsche Telekom
BT Group	Orange	Telecom Italia
Telenor	TeliaSonera	Swisscom
Koninklijke KPN	TIM Brasil	Proximus
Millicom	Liberty Global

For subsequent cycles of the Plan, the Board of Directors of Telefónica, S.A., following a report from the Nominating, Compensation and Corporate Governance Committee, may update the list of companies included in the Comparison Group and determine their weighting, maintaining the economic baselines of the Plan.
As regards achievement of the TSR objective, the Plan will provide that the number of shares to be delivered relating to achievement of this objective will range between 15% of the number of objective theoretical shares granted, in the event that the TSR performance of the shares of Telefónica, S.A. is at least the median of the Comparison Group (below this threshold, no incentive will be paid), and 50% in the event that this performance is in the third quartile or greater of the Comparison Group, with the percentage calculated by interpolation for those cases that fall between the median and the third quartile.
Generation of free cash flow (FCF) of the Telefónica Group
To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group will be measured during each year, comparing it to the figure set in the budgets approved by the Board of Directors for each fiscal year, with the final level of achievement of FCF deemed to be the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee.
At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an achievement scale that will include a minimum threshold of achievement, below which no incentive will be paid, and which must be equal to or greater than 90%, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.
In the first cycle of the Plan, the minimum achievement threshold will be 92%, below which no incentive will be paid and the achievement of which will entail the delivery of 20% of the target theoretical shares granted, a 100% achievement level that will entail the delivery of 40% of the target theoretical shares granted, and a maximum achievement level of 115% that will entail the delivery of an additional 20% of the target theoretical shares granted, and which will be applicable subject to 100% achievement of the FCF target in each of the years comprising this first cycle (2024-2026), thus ensuring continuity in cash generation while incentivizing over-performance.

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 11 of 18

Telefónica, S.A.
CO2 Emission Neutralization/Offsetting
To determine achievement of the CO2 Emission Neutralization/ Offsetting objective and calculate the specific number of shares to be delivered for this item, the level of CO2 Emissions Neutralization/Offsetting of the Telefónica Group achieved at the end of each cycle of the Plan will be measured, with the additional requirement for this part of the incentive to be paid of reaching a minimum level of emission reduction in scopes 1 + 2, in line with the 1.5ºC scenario of the Paris Agreement (SBTi). All of this is aimed at achieving net zero emissions by 2040 and neutralizing scope 1+2 emissions by 2025 in its main markets.
Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from the Group’s daily activity due to fuel consumption, leaks of refrigerant gases and electricity use.
Emissions Neutralization/Offsetting is the purchase of carbon credits to absorb or reduce atmospheric CO2 emissions. In accordance with Telefónica's Climate Action Plan, and SBTi's recommendations, carbon credits for reducing emissions from deforestation and degradation will also be allowed, with the objective of contributing to slowing deforestation in certain regions where Telefónica does business.
Carbon credits consist of the purchase of CO2 certificates in the voluntary market. These credits are generated by projects that absorb or reduce atmospheric emissions of CO2, which must be certified to the highest international standards and, as far as possible, have associated social benefits. This information is annually assured by an external auditor.
Emission Neutralization/Offsetting is calculated as the ratio between the amount of carbon credits retired on behalf of the Company and scope 1+2 emissions.

The level of direct and indirect CO2 emissions from Telefónica’s daily activities will be calculated in accordance with the following formula:
Where:
-Activity data: Amount of energy, fuel, gas, etc. consumed by the Company during the year.
-Emission Factor: Amount of CO2 emitted into the atmosphere by the consumption of each unit of activity.
-The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity, and the emission factors of the GHG Protocol and the IPCC (UN Intergovernmental Panel on Climate Change) are used for fuels.
At the beginning of each cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will

ORDINARY GENERAL SHAREHOLDERS’ MEETING 2024 12 of 18

Telefónica, S.A.
determine an achievement scale that will include a minimum threshold of achievement of at least 90%, below which no incentive will be paid, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.
For the first cycle of the Plan, the minimum achievement threshold will be 90%, which will entail the delivery of 2.5% of the target theoretical shares granted, and a maximum achievement level of 100%, which will entail the delivery of 5% of the target theoretical shares granted.
The achievement of a minimum level of reduction of scope 1 + 2 emissions, in line with the 1.5ºC scenario of the Paris Agreement (SBTi), will also be required for this part of the incentive to be paid.
Gender Equality - Presence of Women in Leadership Positions
To determine achievement of the objective relating to the presence of women in leadership positions, the percentage of women in such positions will be measured in comparison to the total number of leadership positions at the Telefónica Group.
At the beginning of the cycle, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, will determine an objective percentage and an achievement scale that will include a minimum threshold of achievement of at least 90%, below which no incentive will be paid, and a maximum level of achievement and payment. The Company will report the level of achievement set for each cycle in the Annual Report on Remuneration of Directors.
For the first cycle of the Plan, the minimum achievement threshold will be 90% of the objective percentage, which will entail the delivery of 2.5% of the target theoretical shares granted, and a maximum achievement level of 100% of the objective percentage, which will entail the delivery of 5% of the target theoretical shares granted.
7.Determination of level of achievement: The Nominating, Compensation and Corporate Governance Committee will monitor the objectives on an annual basis, and the achievement level will be determined at the end of each cycle of the Plan. In this evaluation, the Nominating, Compensation and Corporate Governance Committee will be supported by the Audit and Control Committee, which will provide information on the results audited by the external auditor and the Company’s internal auditor, which will have been first analyzed by the Audit and Control Committee itself. The Nominating, Compensation and Corporate Governance Committee will also consider any related risks for both the establishment of objectives and evaluation of the achievement thereof.
In determining the level of achievement of the objectives, the positive or negative financial effects deriving from extraordinary events that may distort the results of the evaluation shall be eliminated and the quality of the results in the long term will be considered in the proposed long-term variable compensation.
8.Date of delivery of the shares: the shares will be delivered to the Participants at the end of each cycle, i.e., in 2027, 2028 and 2029, respectively, once the Nominating, Compensation and Corporate Governance Committee and the Audit and Control Committee have performed the activities described in the

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preceding section, in compliance with Recommendation 59 of the Good Governance Code of Listed Companies approved by the Spanish National Securities Market Commission (CNMV). The specific date of delivery will be determined by the Board of Directors or by the body or person to whom it delegates this authority.
9.Origin of the shares to be delivered: subject to compliance with the legal requirements established for such purpose, the shares to be delivered to the Participants may be: (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A.
10.Clawback clauses: in relation to any of the cycles, the Board of Directors, following a report from the Nominating, Compensation and Corporate Governance Committee, will assess whether it is appropriate to recover all or part of the shares delivered within thirty-six months after their delivery (clawback), in the event of certain exceptional circumstances affecting the Company’s results or arising from inappropriate conduct by the Executive Director under the terms set forth in the Remuneration Policy of the Directors of Telefónica, S. A. and in the Executive Officer Compensation Recoupment Policy of Telefónica, S.A.
For these purposes, the following shall be considered as exceptional circumstances that shall be subject to assessment by the Board of Directors, among others, and by way of example:
•Restatement of the Company's financial statements not due to a change in applicable accounting standards.
•In the event that an Executive Director has been sanctioned for a serious breach of the code of conduct or other internal regulations applicable thereto, or for a serious breach of the legal provisions applicable thereto.
•In any case, when it becomes clear that the shares corresponding to the Plan have been delivered totally or partially based on information that is thereafter clearly shown to be false or inaccurate, or other circumstances not foreseen or assumed by the Company, that have a material adverse impact on the income statements.
•If the Company’s external auditor includes qualifications in its report that reduce the results taken into consideration to determine the amount of the variable compensation to be paid.
11.Retention obligation and commitment to permanently hold shares: in any case, 100% of the shares delivered to the Executive Directors under the Plan will be subject to a two-year retention period.
In addition, pursuant to the provisions of the Remuneration Policy of the Directors of Telefónica, S.A., the Executive Directors must hold (directly or indirectly) a number of shares (including those delivered as compensation) equal to two years of their gross Fixed Compensation for so long as they continue to belong to the Board of Directors and perform executive duties.
Until this requirement is met, any shares delivered to the Executive Directors under the Plan shall be subject to a three-year retention period.

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The foregoing shall not apply to the shares that the Executive Directors must dispose of in order to pay costs related to the acquisition thereof or, subject to the favorable opinion of the Nominating, Compensation and Corporate Governance Committee, in order to deal with extraordinary situations that require such disposal.
The Board of Directors may expand the above restrictions to other Participants.
To authorize the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, develop, formalize, execute and settle the Plan, at the time and in the manner that it deems appropriate, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution:
(a)To implement and execute the Plan when it deems it appropriate and in the specific form that it considers suitable.
(b)To develop and establish the specific conditions of the Plan in all matters not provided for in this resolution, being able to approve and publish the rules for operation of the Plan, including, but not limited to, the possibility of establishing cases of early settlement of the Plan.
(c)Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, to the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, and providing for and effecting the partial or total settlement of the Plan in cash.
(d)To decide not to implement or to cancel the Plan, in whole or in part, or any of the cycles thereof, as well as to exclude certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so.
(e)To draw up, execute and file such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary.
(f)To perform any action or activity or make any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares.
(g)To negotiate, agree on and enter into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems

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appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan.
(h)To draw up and publish such announcements as are necessary or appropriate.
(i)To draw up, enter into, execute and if applicable certify any kind of document relating to the Plan.
(j)To adjust the content of the Plan to the circumstances and corporate transactions that may occur during the term thereof, both in relation to Telefónica, S.A. and to the companies that form part of the Comparison Group, under the terms and conditions deemed necessary or appropriate at any given time to uphold the purpose of the Plan.
(k)And, in general, to carry out such actions, adopt such decisions and execute such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful implementation of the Plan and of the previously adopted resolutions.

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Proposal regarding Item VIII on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group.

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Proposal regarding Item IX on the Agenda: Consultative vote on the 2023 Annual Report on Directors’ Remuneration.
To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2023.
It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 8, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors